SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  -------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                                  -------------


(Mark One)
 ----
/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended  December  31, 1996.

                                       OR

 ----
/   /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934
          For the transition period from _________to______________


          Commission file number 33-64647

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SAVINGS PLAN FOR THE EMPLOYEES
                          OF TREDEGAR INDUSTRIES, INC.

          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Tredegar Industries, Inc.
                            1100 Boulders Parkway
                            Richmond, Virginia 23225

                              REQUIRED INFORMATION

         See Appendix 1.


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        SAVINGS PLAN FOR THE EMPLOYEES
                                        OF TREDEGAR INDUSTRIES, INC.



                                        By:  /s/ N. A. Scher
                                           -------------------------------------
                                           N. A. Scher, Chairman
                                           Employee Savings Plan Committee

Dated:   June 17, 1998


                        SAVINGS PLAN FOR THE EMPLOYEES OF
                            TREDEGAR INDUSTRIES, INC.

                                  ANNUAL REPORT

                               FOR THE YEAR ENDED
                                DECEMBER 31, 1997

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.
                          INDEX OF FINANCIAL STATEMENTS


                                                                          Page

Independent auditors' report                                                 2


Financial statements

  Statement of net assets available for benefits at:
    December 31, 1997                                                        3
    December 31, 1996                                                        4
  Statement of changes in net assets available for
    benefits for the year ended:
      December 31, 1997                                                      5
      December 31, 1996                                                      6
      December 31, 1995                                                      7
  Notes to financial statements                                           8-24

                          Independent Auditors' Report


To the Plan Administrator, Savings Plan for the Employees of Tredegar Industries, Inc.


         We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of Tredegar Industries, Inc.
(Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                               PLOTT & WALTON, PC

Richmond, Virginia
June 5, 1998

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1997

                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)

Assets:
  Investments (Note 6):
    Money market funds - Wachovia Bank
      Diversified Trust Fund (cost $99,158)       $     99,158  $     67,262   $   31,896
    Common stocks:
      Albemarle Corporation
        (cost $556,834)                              2,410,253             -    2,410,253
      Ethyl Corporation
        (cost $1,027,436)                            1,460,082             -    1,460,082
       Tredegar Industries, Inc.
        (cost $15,006,131)                          88,749,896    88,749,896            -
    Actively managed commingled funds:
      Frank Russell Investment Contract Fund
        (cost $5,542,604)                            5,958,153     5,958,153            -
      Frank Russell Global Balanced Fund
        (cost $4,105,608)                            5,196,770     5,196,770            -
      Frank Russell Equity I Fund
        (cost $5,062,350)                            7,049,564     7,049,564            -
      Frank Russell Equity II Fund
        (cost $586,015)                                784,621       784,621            -
    Loans to participants                              415,971       415,971            -
                                                  ------------  ------------   ----------
          Total investments                        112,124,468   108,222,237    3,902,231

  Interest and dividends receivable                    141,965       121,009       20,956
  Cash                                                     587           408          179
                                                  ------------  ------------   ----------
Net assets available for benefits                 $112,267,020  $108,343,654   $3,923,366
                                                  ============  ============   ==========

   The accompanying notes are an integral part of these financial statements.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                DECEMBER 31, 1996

                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)

Assets:
  Investments (Note 6):
    Money market funds:
      Wachovia Bank Diversified Trust Fund
        (cost $686,481)                           $   686,481   $   202,836    $  483,645
      Frank Russell Short Term Investment Fund
        (cost $237)                                       237           237             -
    Common stocks:
      Albemarle Corporation
        (cost $615,585)                             2,153,141             -     2,153,141
      Ethyl Corporation
        (cost $1,133,967)                           2,132,959             -     2,132,959
      Tredegar Industries, Inc.
        (cost $13,861,815)                         57,966,983    57,966,983             -
    Actively managed commingled funds:
      Frank Russell Investment Contract Fund
        (cost $4,418,321)                           4,545,748     4,545,748             -
      Frank Russell Global Balanced Fund
        (cost $3,168,424)                           3,486,211     3,486,211             -
      Frank Russell Equity I Fund
        (cost $3,578,047)                           4,027,405     4,027,405             -
      Frank Russell Equity II Fund
        (cost $422,874)                               456,556       456,556             -
    Loans to participants                             156,328       156,328             -
                                                  -----------   -----------    ----------
          Total investments                        75,612,049    70,842,304     4,769,745

  Receivables:
    Interest and dividends                            166,379       117,969        48,410
    Due from broker for securities trades             104,425             -       104,425
                                                  -----------   -----------    ----------
      Total receivables                               270,804       117,969       152,835
  Cash                                                 37,159        36,800           359
                                                  -----------   -----------    ----------
                                                   75,920,012    70,997,073     4,922,939
Liabilities:
  Cash overdrafts                                       1,200         1,200             -
  Accrued administrative expenses                         292            39           253
  Loans committed not paid                             36,800        36,800             -
  Due to broker for securities trades                  33,202        33,202             -
                                                  -----------   -----------    ----------
                                                       71,494        71,241           253
                                                  -----------   -----------    ----------

Net assets available for benefits                 $75,848,518   $70,925,832    $4,922,686
                                                  ===========   ===========    ==========



   The accompanying notes are an integral part of these financial statements.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)

Additions to net assets attributed to:
  Investment income:
    Interest                                      $     46,305  $     41,341  $    4,964
    Dividends                                          590,434       466,069     124,365
    Net appreciation in the fair value
      of investments                                39,417,632    39,146,620     271,012
                                                  ------------  ------------  ----------
                                                    40,054,371    39,654,030     400,341
  Contributions:
    Employer                                         1,754,488     1,754,488           -
    Participants                                     3,955,256     3,955,256           -
                                                  ------------  ------------  ----------
                                                     5,709,744     5,709,744           -
                                                  ------------  ------------  ----------
        Total additions                             45,764,115    45,363,774     400,341

Deductions from net assets attributed to:
  Administrative expenses (Note 9)                     178,740       175,042       3,698
  Withdrawals paid to participating employees        9,166,873     8,715,130     451,743
                                                  ------------  ------------  ----------
    Total deductions                                 9,345,613     8,890,172     455,441
                                                  ------------  ------------  ----------
                                                    36,418,502    36,473,602     (55,100)

Intraplan transfers                                          -       944,220    (944,220)
                                                  ------------  ------------  ----------

Net increase (decrease) for the year                36,418,502    37,417,822    (999,320)

Net assets available for benefits:

  Beginning of year                                 75,848,518    70,925,832   4,922,686
                                                  ------------  ------------  ----------

  End of year                                     $112,267,020  $108,343,654  $3,923,366
                                                  ============  ============  ==========

   The accompanying notes are an integral part of these financial statements.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)

Additions to net assets attributed to:
  Investment income:
    Interest                                      $   190,342   $   163,115   $    27,227
    Dividends                                         604,707       398,583       206,124
    Net appreciation (depreciation) in the
      fair value of investments                    29,454,043    29,754,217      (300,174)
                                                  -----------   -----------   -----------
                                                   30,249,092    30,315,915       (66,823)
  Contributions:
    Employer                                        1,681,868     1,681,868             -
    Participants                                    3,753,198     3,753,198             -
                                                  -----------   -----------   -----------
                                                    5,435,066     5,435,066             -
                                                  -----------   -----------   -----------
        Total additions                            35,684,158    35,750,981       (66,823)

Deductions from net assets attributed to:
  Administrative expenses (Note 9)                    106,781        99,151         7,630
  Withdrawals paid to participating employees      14,253,450    13,026,873     1,226,577
                                                  -----------   -----------   -----------
    Total deductions                               14,360,231    13,126,024     1,234,207
                                                  -----------   -----------   -----------
                                                   21,323,927    22,624,957    (1,301,030)

Transfers:
  Intraplan                                                 -     4,997,810    (4,997,810)
  To successor plan                                   (78,699)      (77,730)         (969)
                                                  -----------   -----------   -----------
    Total transfers                                   (78,699)    4,920,080    (4,998,779)
                                                  -----------   -----------   -----------

Net increase (decrease) for the year               21,245,228    27,545,037    (6,299,809)

Net assets available for benefits:

  Beginning of year                                54,603,290    43,380,795    11,222,495
                                                  -----------   -----------   -----------

  End of year                                     $75,848,518   $70,925,832   $ 4,922,686
                                                  ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)

Additions to net assets attributed to:
  Investment income:
    Interest                                      $   474,531   $   473,102   $     1,429
    Dividends                                         574,514       292,430       282,084
    Net appreciation in the fair value
      of investments                               18,565,114    16,096,989     2,468,125
                                                  -----------   -----------   -----------
                                                   19,614,159    16,862,521     2,751,638
  Contributions:
    Employer                                        1,635,515     1,635,515             -
    Participants                                    3,974,257     3,974,257             -
                                                  -----------   -----------   -----------
                                                    5,609,772     5,609,772             -
                                                  -----------   -----------   -----------
        Total additions                            25,223,931    22,472,293     2,751,638

Deductions from net assets attributed to:
  Administrative expenses (Note 9)                     51,839        39,551        12,288
  Withdrawals paid to participating employees       6,093,709     5,373,021       720,688
                                                  -----------   -----------   -----------
    Total deductions                                6,145,548     5,412,572       732,976
                                                  -----------   -----------   -----------
                                                   19,078,383    17,059,721     2,018,662

Intraplan transfers                                         -       415,309      (415,309)
                                                  -----------   -----------   -----------

Net increase for the year                          19,078,383    17,475,030     1,603,353

Net assets available for benefits:

  Beginning of year                                35,524,907    25,905,765     9,619,142
                                                  -----------   -----------   -----------

  End of year                                     $54,603,290   $43,380,795   $11,222,495
                                                  ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


1.       Summary of significant accounting policies

                  General - Tredegar Industries, Inc. (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation that was organized in 1988 as a wholly owned subsidiary of Ethyl Corporation. On or about July 10, 1989 (Record
         Date), Ethyl Corporation distributed all of the outstanding shares of Tredegar common stock to the holders of common stock of Ethyl Corporation at the rate of one share of Tredegar common stock for every ten shares of Ethyl Corporation common stock held on the Record Date.

                  The Savings Plan for the Employees of Tredegar Industries, Inc. (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989, and was approved by Ethyl Corporation, Tredegar's sole shareholder, on June 19, 1989. The Plan was effective as of July 1, 1989. In connection with the establishment of the Plan and the distribution of Tredegar's common stock, the accounts of Tredegar employees in the Savings Plan for the Employees of Ethyl Corporation (Ethyl Plan) were transferred to the Plan.

                  The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan, however, because the benefits that participants are entitled to receive are always equal to the value of their account balances and, for that reason, the Plan is always fully funded. The value of a participant's account may change from time to time. Each participant assumes the risk of fluctuations in the value of his account.

                  The accompanying financial statements of the Plan have been prepared in conformity with generally accepted accounting principles.

                  Security valuation - Investments are stated at fair value determined as follows:

                  Money market funds    -  market price which is equivalent
                                             to cost

                  Common stocks         -  last published sale price on the
                                             New York Stock Exchange

                  Actively managed
                    commingled funds    -  provided in the audited annual report
                                             of the Frank Russell Trust Company

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


1.       Summary of significant accounting policies (Continued)

                  Security transactions and related investment income - Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

                  Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2.       Description of Plan

                  The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents which are available at Tredegar's main office at 1100 Boulders Parkway, Richmond, Virginia 23225.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


3.       Active funds

                  As of December 31, 1997, the following net assets were available for benefits:

                                           Tredegar
                                          Industries     Stable
                                          Inc. Common    Value     Balanced    Equity     Loan
                                          Stock Fund      Fund       Fund       Fund      Fund       Total

Assets:
  Investments:
    Money market funds - Wachovia Bank
      Diversified Trust Fund              $    26,496  $    5,622 $   17,600 $   17,544  $      -  $    67,262
    Common stocks:
      Tredegar Industries, Inc.            88,749,896           -          -          -         -   88,749,896
    Actively managed commingled funds:
      Frank Russell Investment Contract
        Fund                                        -   5,958,153          -          -         -    5,958,153
      Frank Russell Global Balanced Fund            -           -  5,196,770          -         -    5,196,770
      Frank Russell Equity I Fund                   -           -          -  7,049,564         -    7,049,564
      Frank Russell Equity II Fund                  -           -          -    784,621         -      784,621
    Loans to participants                           -           -          -          -   415,971      415,971
                                          -----------  ---------- ---------- ----------  -------- ------------
        Total investments                  88,776,392   5,963,775  5,214,370  7,851,729   415,971  108,222,237

  Interest and dividends receivable           121,009           -          -          -         -      121,009
  Cash                                            290          15         41         62         -          408
                                          -----------  ---------- ---------- ----------  --------- -----------

Net assets available for benefits         $88,897,691  $5,963,790 $5,214,411 $7,851,791  $415,971 $108,343,654
                                          ===========  ========== ========== ==========  ======== ============

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


3.       Active funds (Continued)

                  As of December 31, 1996, the following net assets were available for benefits:

                                           Tredegar
                                          Industries     Stable
                                          Inc. Common    Value       Balanced      Equity       Loan
                                          Stock Fund      Fund         Fund         Fund        Fund        Total

Assets:
  Investments:
    Money market funds:
      Wachovia Bank Diversified Trust
        Fund                              $   202,836  $        -   $        -   $        -   $      -    $ 202,836
      Frank Russell Short Term Investment
        Fund                                        -          45           60          132          -          237
    Common stocks:
      Tredegar Industries, Inc.            57,966,983           -            -            -          -   57,966,983
    Actively managed commingled funds:
      Frank Russell Investment Contract
        Fund                                        -   4,545,748            -            -          -    4,545,748
      Frank Russell Global Balanced Fund            -           -    3,486,211            -          -    3,486,211
      Frank Russell Equity I Fund                   -           -            -    4,027,405          -    4,027,405
      Frank Russell Equity II Fund                  -           -            -      456,556          -      456,556
    Loans to participants                           -           -            -            -    156,328      156,328
                                          -----------  ----------   ----------   ----------   --------  -----------
        Total investments                  58,169,819   4,545,793    3,486,271    4,484,093    156,328   70,842,304

  Interest and dividends receivable           117,923          14           12           20          -      117,969
  Cash                                              -           -            -            -     36,800       36,800
                                          -----------  ----------   ----------   ----------   --------  -----------
                                           58,287,742   4,545,807    3,486,283    4,484,113    193,128   70,997,073
Liabilities:
  Cash overdrafts                                   -         367          393          440          -        1,200
  Accrued administrative expenses                  39           -            -            -          -           39
  Loans committed not paid                          -           -            -            -     36,800       36,800
  Due to broker for securities trades          33,202           -            -            -          -       33,202
                                          -----------   ----------   ----------   ----------  --------  -----------
                                               33,241          367          393          440     36 800      71,241
                                          -----------   ----------   ----------   ----------  --------  -----------

Net assets available for benefits         $58,254,501   $4,545,440   $3,485,890   $4,483,673  $156,328  $70,925,832
                                          ===========   ==========   ==========   ==========  ========  ===========

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


3.       Active funds (Continued)

                  For the year ended December 31, 1997, net assets available for benefits changed as follows:

                         Tredegar
                         Industries      Stable
                         Inc. Common     Value       Balanced      Equity       Loan
                         Stock Fund       Fund         Fund         Fund        Fund        Total

Additions to net assets
  attributed to:
  Investment income:
    Interest             $    17,564   $      645   $      431   $      645   $ 22,056   $     41,341
    Dividends                465,612          218           61          178          -        466,069
    Net appreciation
      in the fair value
      of investments      36,258,606      319,389      806,777    1,761,848          -     39,146,620
                         -----------   ----------   ----------   ----------   --------   ------------
                          36,741,782      320,252      807,269    1,762,671     22,056     39,654,030
  Contributions:
    Employer               1,754,488            -            -            -          -      1,754,488
    Participants           1,476,986      401,711      672,749    1,403,810          -      3,955,256
                         -----------   ----------   ----------   ----------   --------   ------------
                           3,231,474      401,711      672,749    1,403,810          -      5,709,744
                         -----------   ----------   ----------   ----------   --------   ------------
        Total additions   39,973,256      721,963    1,480,018    3,166,481     22,056     45,363,774
Deductions from net
  assets attributed to:
    Administrative
      expenses                52,984       21,821       39,578       60,659          -        175,042
    Withdrawals to
      participating
      employees            7,331,325      487,498      340,494      541,038     14,775      8,715,130
                         -----------   ----------   ----------   ----------   --------   ------------
    Total deductions       7,384,309      509,319      380,072      601,697     14,775      8,890,172
                         -----------   ----------   ----------   ----------   --------   ------------
                          32,588,947      212,644    1,099,946    2,564,784      7,281     36,473,602

Intraplan transfers       (1,945,757)   1,205,706      628,575      803,334    252,362        944,220
                          ----------   ----------   ----------   ----------   --------   ------------

Net increase for the
  year                    30,643,190    1,418,350    1,728,521    3,368,118    259,643     37,417,822

Net assets available
  for benefits:
    Beginning of year     58,254,501    4,545,440    3,485,890    4,483,673    156,328     70,925,832
                         -----------   ----------   ----------   ----------   --------   ------------
    End of year          $88,897,691   $5,963,790   $5,214,411   $7,851,791   $415,971   $108,343,654
                         ===========   ==========   ==========   ==========   ========   ============

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


3.       Active funds (Continued)

                  For the year ended December 31, 1996, net assets available for benefits changed as follows:


                                                   Tredegar
                         Short-Term  Government   Industries      Stable
                         Investment  Obligations  Inc. Common     Value       Balanced      Equity      Loan
                            Fund        Fund      Stock Fund       Fund         Fund         Fund       Fund      Total

Additions to net assets
  attributed to:
  Investment income:
    Interest             $   18,287  $  118,338   $    18,039   $      129   $    2,051   $    4,311  $  1,960  $   163,115
    Dividends                     -           -       398,346           45           60          132         -      398,583
    Net appreciation
      (depreciation)
      in the fair value
      of investments              -     (59,855)   28,867,858      135,034      322,243      488,937         -   29,754,217
                         ----------  ----------   -----------   ----------   ----------   ----------   -------- -----------
                             18,287      58,483    29,284,243      135,208      324,354      493,380     1,960   30,315,915
  Contributions:
    Employer                      -           -     1,681,868            -            -            -         -    1,681,868
    Participants            331,990     305,091     1,381,320      299,030      490,983      944,784         -    3,753,198
                         ----------  ----------   -----------   ----------   ----------   ----------   -------- -----------
                            331,990     305,091     3,063,188      299,030      490,983      944,784         -    5,435,066
                         ----------  ----------   -----------   ----------   ----------   ----------   -------- -----------
        Total additions     350,277     363,574    32,347,431      434,238      815,337    1,438,164     1,960   35,750,981
Deductions from net
  assets attributed to:
    Administrative
      expenses                  400      14,863        43,607        8,428       14,990       16,863         -       99,151
    Withdrawals to
      participating
      employees           1,953,531     504,313     9,570,619      427,776      249,975      320,659         -   13,026,873
                         ----------  ----------   -----------   ----------   ----------   ----------   -------- -----------
    Total deductions      1,953,931     519,176     9,614,226      436,204      264,965      337,522         -   13,126,024
                         ----------  ----------   -----------   ----------   ----------   ----------   -------- -----------
                         (1,603,654)   (155,602)   22,733,205       (1,966)     550,372    1,100,642     1,960   22,624,957
Transfers:
  Intraplan                (718,584) (5,804,260)      500,331    4,547,406    2,935,518    3,383,031   154,368    4,997,810
  To successor plan               -      (7,680)      (70,050)           -            -            -         -      (77,730)
                         ----------  ----------   -----------   ----------   ----------   ----------   -------- -----------
    Total transfers        (718,584) (5,811,940)      430,281    4,547,406    2,935,518    3,383,031   154,368    4,920,080
                         ----------  ----------   -----------   ----------   ----------   ----------   -------- -----------

Net increase (decrease)
  for the year           (2,322,238) (5,967,542)   23,163,486    4,545,440    3,485,890    4,483,673   156,328   27,545,037

Net assets available
  for benefits:
    Beginning of year     2,322,238   5,967,542    35,091,015            -            -            -         -   43,380,795
                         ----------  ----------   -----------   ----------   ----------   ----------   -------- -----------
    End of year          $        -  $        -   $58,254,501   $4,545,440   $3,485,890   $4,483,673   $156,328 $70,925,832
                         ==========  ==========   ===========   ==========   ==========   ==========   ======== ===========

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


3.       Active funds (Continued)

                  For the year ended December 31, 1995, net assets available for benefits changed as follows:

                                                                    Tredegar
                                          Short-Term  Government   Industries
                                          Investment  Obligations  Inc. Common
                                             Fund        Fund      Stock Fund     Total

Additions to net assets attributable to:
  Investment income:
    Interest                              $  101,744  $  363,179  $     8,179  $   473,102
    Dividends                                      -           -      292,430      292,430
    Net appreciation in the fair value
      of investments                               -      50,283   16,046,706   16,096,989
                                          ----------  ----------  -----------  -----------
                                             101,744     413,462   16,347,315   16,862,521
  Contributions:
    Employer                                       -           -    1,635,515    1,635,515
    Participants                           1,913,990     853,612    1,206,655    3,974,257
                                          ----------  ----------  -----------  -----------
                                           1,913,990     853,612    2,842,170    5,609,772
                                          ----------  ----------  -----------  -----------
        Total additions                    2,015,734   1,267,074   19,189,485   22,472,293

Deductions from net assets attributed to:
  Administrative expenses                      4,674       6,407       28,470       39,551
  Withdrawals paid to participating
    employees                              1,968,318   1,526,571    1,878,132    5,373,021
                                          ----------  ----------  -----------  -----------
      Total deductions                     1,972,992   1,532,978    1,906,602    5,412,572
                                          ----------  ----------  -----------  -----------
                                              42,742    (265,904)  17,282,883   17,059,721

Intraplan transfers                          (55,978)  1,547,120   (1,075,833)     415,309
                                          ----------  ----------  -----------  -----------

Net increase (decrease) for the year         (13,236)  1,281,216   16,207,050   17,475,030

Net assets available for benefits:

  Beginning of year                        2,335,474   4,686,326   18,883,965   25,905,765
                                          ----------  ----------  -----------  -----------

  End of year                             $2,322,238  $5,967,542  $35,091,015  $43,380,795
                                          ==========  ==========  ===========  ===========


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


4.       Inactive funds

                  As of December 31, 1997, the following assets were available for benefits:


                                                Ethyl       Albemarle
                                 Short-Term   Corporation  Corporation
                                 Investment     Common        Common
                                    Fund      Stock Fund    Stock Fund      Total
      Assets:
        Investments:
          Money market funds -
            Wachovia Bank
              Diversified Trust
              Fund                $13,607     $   16,543     $    1,746   $   31,896
          Common stocks:
            Albemarle Corporation       -              -      2,410,253    2,410,253
            Ethyl Corporation           -      1,460,082              -    1,460,082
                                  -------     ----------     ----------   ----------
              Total investments    13,607      1,476,625      2,411,999    3,902,231

        Interest and dividends
          receivable                    -         11,870          9,086       20,956
        Cash                           83             86             10          179
                                  -------     ----------     ----------   ----------

      Net assets available for
        benefits                  $13,690     $1,488,581     $2,421,095   $3,923,366
                                  =======     ==========     ==========   ==========

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


4.       Inactive funds (Continued)

                  As of December 31, 1996, the following net assets were available for benefits:

                                          Ethyl      First Colony   Albemarle
                           Short-Term   Corporation  Corporation   Corporation
                           Investment     Common        Common        Common
                              Fund      Stock Fund    Stock Fund    Stock Fund    Total
Assets:
  Investments:
    Money market funds -
      Wachovia Bank
        Diversified Trust
        Fund                $186,463    $    6,533     $290,067    $      582   $  483,645
    Common stocks:
      Albemarle Corporation        -             -            -     2,153,141    2,153,141
      Ethyl Corporation            -     2,132,959            -             -    2,132,959
                            --------    ----------     --------    ----------   ----------
        Total investments    186,463     2,139,492      290,067     2,153,723    4,769,745

  Receivables:
    Interest and dividends       899        29,002        9,959         8,550       48,410
    Due from broker for
      securities trades            -        63,162            -        41,263      104,425
                            --------    ----------     --------    ----------   ----------
        Total receivables        899        92,164        9,959        49,813      152,835
  Cash                             -             -          359             -          359
                            --------    ----------     --------    ----------   ----------
                             187,362     2,231,656      300,385     2,203,536    4,922,939

Accrued administrative
  expenses                        20             2          230             1          253
                            --------    ----------     --------    ----------   ----------

Net assets available for
  benefits                  $187,342    $2,231,654     $300,155    $2,203,535   $4,922,686
                            ========    ==========     ========    ==========   ==========


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


4.       Inactive funds (Continued)

                  For the year ended December 31, 1997, net assets available for benefits changed as follows:

                                         Ethyl      First Colony   Albemarle
                          Short-Term   Corporation  Corporation   Corporation
                          Investment     Common        Common        Common
                             Fund      Stock Fund    Stock Fund    Stock Fund     Total

Additions to net assets
  attributable to:
    Investment income:
      Interest             $  2,847    $    1,323    $    106     $      688  $    4,964
      Dividends                   -        90,104           -         34,261     124,365
      Net appreciation
        (depreciation) in
        the fair value of
           investments               -   (361,080)          -        632,092     271,012
                              --------   ---------   --------     ----------  ----------
          Total additions     2,847      (269,653)        106        667,041     400,341

Deductions from net
  assets attributed to:
    Administrative
      expenses                  397         1,549           2          1,750       3,698
    Withdrawals paid to
      participating
      employees             164,955       123,861           -        162,927     451,743
                           --------    ----------    --------     ----------  ----------
        Total deductions    165,352       125,410           2        164,677     455,441
                           --------    ----------    --------     ----------  ----------
                           (162,505)     (395,063)        104        502,364     (55,100)

Intraplan transfers         (11,147)     (348,010)   (300,259)      (284,804)   (944,220)
                           --------    ----------    --------     ----------  ----------
Net increase (decrease)
  for the year             (173,652)     (743,073)   (300,155)       217,560    (999,320)

Net assets available
  for benefits:
    Beginning of year       187,342     2,231,654     300,155      2,203,535   4,922,686
                           --------    ----------    --------     ----------  ----------
    End of year            $ 13,690    $1,488,581    $      -     $2,421,095  $3,923,366
                           ========    ==========    ========     ==========  ==========


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


4.       Inactive funds (Continued)

                  For the year ended December 31, 1996, net assets available for benefits changed as follows:

                                         Ethyl      First Colony   Albemarle
                          Short-Term   Corporation  Corporation   Corporation
                          Investment     Common        Common        Common
                             Fund      Stock Fund    Stock Fund    Stock Fund     Total

Additions to net assets
  attributable to:
    Investment income:
      Interest             $ 12,802    $    2,032   $   11,093    $    1,300  $    27,227
      Dividends                   -       139,990       31,187        34,947      206,124
      Net appreciation
        (depreciation) in
        the fair value of
           investments            -      (982,805)     715,983       (33,352)    (300,174)
                           --------    ----------   ----------    ----------  -----------
          Total additions    12,802      (840,783)     758,263         2,895      (66,823)

Deductions from net
  assets attributed to:
    Administrative
      expenses                4,817           538        1,312           963        7,630
    Withdrawals paid to
      participating
      employees             155,333       376,912      317,682       376,650    1,226,577
                           --------    ----------   ----------    ----------  -----------
        Total deductions    160,150       377,450      318,994       377,613    1,234,207
                           --------    ----------   ----------    ----------  -----------
                           (147,348)   (1,218,233)     439,269      (374,718)  (1,301,030)
Transfers:
  Intraplan                 334,722    (1,207,374)  (3,165,898)     (959,260)  (4,997,810)
  To successor plan             (32)         (329)        (253)         (355)        (969)
                           --------    ----------   ----------    ----------  -----------
    Total transfers         334,690    (1,207,703)  (3,166,151)     (959,615)  (4,998,779)
                           --------    ----------   ----------    ----------  -----------
Net increase (decrease)
  for the year              187,342    (2,425,936)  (2,726,882)   (1,334,333)  (6,299,809)

Net assets available
  for benefits:
    Beginning of year             -     4,657,590    3,027,037     3,537,868   11,222,495
                           --------    ----------   ----------    ----------  -----------
    End of year            $187,342    $2,231,654   $  300,155    $2,203,535  $ 4,922,686
                           ========    ==========   ==========    ==========  ===========



           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


4.       Inactive funds (Continued)

                  For the year ended December 31, 1995, net assets available for benefits changed as follows:

                                         Ethyl      First Colony   Albemarle
                                       Corporation  Corporation   Corporation
                                         Common        Common        Common
                                       Stock Fund    Stock Fund    Stock Fund     Total

Additions to net assets attributable
  to:
    Investment income:
      Interest                         $    1,024   $      190    $      215  $     1,429
      Dividends                           192,411       49,957        39,716      282,084
      Net appreciation in the fair
        value of investments            1,060,532      379,799     1,027,794    2,468,125
                                       ----------   ----------    ----------  -----------
          Total additions               1,253,967      429,946     1,067,725    2,751,638

Deductions from net assets attributed
  to:
    Administrative expenses                 4,940        3,580         3,768       12,288
    Withdrawals paid to participating
      employees                           313,567      198,667       208,454      720,688
                                       ----------   ----------    ----------  -----------
        Total deductions                  318,507      202,247       212,222      732,976
                                       ----------   ----------    ----------  -----------
                                          935,460      227,699       855,503    2,018,662

Intraplan transfers                      (195,126)    (129,549)      (90,634)    (415,309)
                                       ----------   ----------    ----------  -----------
Net increase for the year                 740,334       98,150       764,869    1,603,353

Net assets available for benefits:
  Beginning of year                     3,917,256    2,928,887     2,772,999    9,619,142
                                       ----------   ----------    ----------  -----------
  End of year                          $4,657,590   $3,027,037    $3,537,868  $11,222,495
                                       ==========   ==========    ==========  ===========

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


5.       Contributions and investment options

                  As of December 31, 1997 and 1996, there were 1,511 and 1,422 employees, respectively, participating in the Plan. Participation in each fund was as follows:

                                                       Number of Participants
                                                            December 31,
                                                           1997       1996

         Short-Term Investment Fund                          39        143
         Tredegar Industries, Inc. Common Stock Fund      1,424      1,375
         Albemarle Corporation Common Stock Fund            204        243
         Ethyl Corporation Common Stock Fund                196        234
         Stable Value Fund                                  511        540
         Balanced Fund                                      601        533
         Equity Fund                                        917        807

                  As of December 31, 1997 and 1996, 2,171 and 1,971 employees, respectively, were eligible to participate in the Plan.

                  Participants in the Plan currently may select a program for investment in the Stable Value Fund, Balanced Fund, Equity Fund, Tredegar Industries, Inc. Common Stock Fund, or in any combination thereof in even multiples of 10%. Each participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 10%. The contribution paid on behalf of the participant by Tredegar is generally 50% of each nonrepresented participant's contribution. Contributions made by Tredegar are invested in the Tredegar Industries, Inc. Common Stock Fund.

                  No additional contributions may be invested in either the Ethyl Corporation Common Stock Fund (which was an investment option under the Ethyl Plan) or the Albemarle Corporation Common Stock Fund (which was created during 1994 as the result of a distribution to Ethyl Corporation stockholders). However, existing investments in these Funds may continue or the participants may direct the transfer of their investment in these Funds to the Stable Value Fund, Balanced Fund, Equity Fund, or the Tredegar Industries, Inc. Common Stock Fund.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


5.       Contributions and investment options (Continued)

                  Investments in the active funds are made primarily in various actively managed commingled funds managed by the Frank Russell Trust Company and Tredegar common stock. Investments in the Short-Term Investment Fund are selected by Wachovia Bank, N.A. (Trustee), from fund securities maturing within one year or revolving credit arrangements that are completely liquid investments. Investments in the common stock of Ethyl Corporation and Albemarle Corporation are now held until liquidation or distribution under the Plan. The Trustee is permitted under the trust agreement to invest monies held by it until such time as the funds are invested in accordance with participants' directions or disbursed in accordance with the terms of the Plan. These permitted investments include certain commercial paper, variable notes, certificates of deposit and money market funds.

                  The cost basis assigned to the Albemarle Corporation common stock received from the distribution by Ethyl Corporation was 34.99% of the cost basis of the Ethyl Corporation common stock. The market value of Albemarle Corporation common stock on February 28, 1994, was $1,889,293 in excess of the cost basis assigned.

6.       Investments

                  The following tables present the fair value of investments as of December 31, 1997 and 1996. Investments that represent five percent or more of the Plan=s net assets are separately identified.

                                              FAIR VALUE OF INVESTMENTS

                                                  December 31, 1997

                                                Number of shares
                                              or units - principal               Fair
Name of issuer and title of each issue          bonds and notes       Cost     Value (1)
--------------------------------------        --------------------    ----     ---------

Investments at fair value as determined
  by quoted market price:
    Money market funds - Wachovia Bank
      Diversified Trust Fund                                      $    99,158 $     99,158
    Common stocks:
      Albemarle Corporation                         100,953           556,834    2,410,253
      Ethyl Corporation                             189,917         1,027,436    1,460,082
      Tredegar Industries, Inc.                   1,347,247        15,006,131   88,749,896
                                                                  ----------- ------------
                                                                   16,689,559   92,719,389

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


6.       Investments (Continued)


                                                Number of shares
                                              or units - principal               Fair
Name of issuer and title of each issue          bonds and notes       Cost     Value (1)
--------------------------------------        --------------------    ----     ---------

Investments estimated at fair value:
  Actively managed commingled funds:
    Frank Russell Investment Contract Fund          303,399         5,542,604    5,958,153
    Frank Russell Global Balanced Fund              238,220         4,105,608    5,196,770
    Frank Russell Equity I Fund                     247,666         5,062,350    7,049,564
    Frank Russell Equity II Fund                     30,327           586,015      784,621
  Loans to participants                            $415,971           415,971      415,971
                                                                  ----------- ------------
                                                                   15,712,548   19,405,079
    Total investments                                             $32,402,107 $112,124,468
                                                                  =========== ============

(1) Investments are carried in the statement of net assets available for benefits at fair value.


                                              FAIR VALUE OF INVESTMENTS

                                                  December 31, 1996

                                                Number of shares
                                              or units - principal                Fair
Name of issuer and title of each issue          bonds and notes        Cost     Value (1)
--------------------------------------        --------------------     ----     ---------

Investments at fair value as determined
  by quoted market price:
    Money market funds:
      Wachovia Bank Diversified Trust Fund                         $   686,481 $   686,481
      Frank Russell Short Term Investment Fund                             237         237
    Common stocks:
      Albemarle Corporation                         118,794            615,585   2,153,141
      Ethyl Corporation                             224,522          1,133,967   2,132,959
      Tredegar Industries, Inc.                   1,444,660         13,861,815  57,966,983
                                                                   ----------- -----------
                                                                    16,298,085  62,939,801
Investments estimated at fair value:
  Actively managed commingled funds:
    Frank Russell Investment Contract Fund          246,810          4,418,321   4,545,748
    Frank Russell Global Balanced Fund              191,582          3,168,424   3,486,211
    Frank Russell Equity I Fund                     186,566          3,578,047   4,027,405
    Frank Russell Equity II Fund                     22,847            422,874     456,556
  Loans to participants                            $156,328            156,328     156,328
                                                                   ----------- -----------
                                                                    11,743,994  12,672,248
    Total investments                                              $28,042,079 $75,612,049
                                                                   =========== ===========

(1) Investments are carried in the statement of net assets available for benefits at fair value.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


6.       Investments (Continued)

                  Closing stock prices as of December 31, 1997 and 1996, were as follows:

                                                            1997      1996

         Albemarle Corporation common stock               $23.875   $18.125
         Ethyl Corporation common stock                     7.688     9.500
         Tredegar Industries, Inc. common stock            65.875    40.125
         Frank Russell Investment Contract Fund            19.638    18.418
         Frank Russell Global Balanced Fund                21.815    18.197
         Frank Russell Equity I Fund                       28.464    21.587
         Frank Russell Equity II Fund                      25.872    19.983

                  During the years ended December 31, 1997, 1996, and 1995, the Plan's investment portfolio (including investments bought, sold and held during the year) appreciated in value by $39,417,632, $29,454,043, and $18,565,114 as follows:

                                              Net change in fair value

                                                            1997          1996         1995
                                                            ----          ----         ----
         Investments at fair value as determined by
           quoted market price:
             United States government obligations       $         -  $   (59,855)  $    50,283
             Tredegar Industries, Inc. common stock      36,258,606   28,867,859    16,046,706
             Albemarle Corporation common stock             632,092      (33,352)    1,027,794
             Ethyl Corporation common stock                (361,080)    (982,804)    1,060,532
             First Colony Corporation common stock                -      715,983       379,799
                                                        -----------  -----------   -----------
                                                         36,529,618   28,507,831    18,565,114
         Investments at estimated fair value:
           Frank Russell Investment Contract Fund           319,389      135,033             -
           Frank Russell Global Balanced Fund               806,777      322,243             -
           Frank Russell Equity I Fund                    1,581,478      455,074             -
           Frank Russell Equity II Fund                     180,370       33,862             -
                                                        -----------  -----------   -----------
                                                          2,888,014      946,212             -
                                                        -----------  -----------   -----------
               Net change in fair value                 $39,417,632  $29,454,043   $18,565,114
                                                        ===========  ===========   ===========

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


7.       Federal income taxes

                  The Internal Revenue Service has determined and informed Tredegar by a letter dated January 22, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan=s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.       Annual Short-Term Investment Fund distribution

                  The Plan provides that an annual distribution of 75% of each participant's interest in the Short-Term Investment Fund as of the end of the preceding plan year will be made as promptly as practicable after the beginning of the new plan year unless a participant elects to transfer this distribution to the Stable Value Fund, Balanced Fund, Equity Fund, or the Tredegar Industries, Inc. Common Stock Fund. Annual distributions in the amount of $10,341, $140,036, and $1,822,924 were paid from the Short-Term Investment Fund in February 1998, 1997, and 1996, respectively. The remaining balance, if any, is carried over in the Short-Term Investment Fund.

9.       Administrative expenses

                  The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

10.      Forfeitures

                  Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were as follows:

                                    1997                      $113,119
                                    1996                       100,102
                                    1995                        76,280


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                                  EXHIBIT INDEX







24.1              Consent of Independent Auditors